FOR IMMEDIATE RELEASE			Contacts:	John McManus
					Vice President, Finance
August 29 1997						507/663-8337
								john.mcmanus@sheldahl.com
Sheldahl, Inc.
1150 Sheldahl Road					Elin Raymond
Northfield, MN  55057					The Sage Group
								612/321-9897
								eraymond@sagegrp.com

SHELDAHL ANNOUNCES $30 MILLION EQUITY FINANCING COMMITMENT

Northfield, MN -- Sheldahl, Inc. (NASDAQ: SHEL), today announced that it has received a $30 million financing commitment. Under the terms of the financing, Sheldahl received proceeds from a $15 million private placement in the form of 5% convertible preferred stock. The investor group also committed to provide additional financing of up to $15 million at Sheldahl's option, subject to certain conditions. Principal investors include Southbrook International Investments, Ltd.; HBK Investments, LP; Brown Simpson Strategic Growth Fund, LP; and an affiliate of Credit Suisse First Boston. Brown Simpson Asset Management LLC served as advisor to the investors in connection with the transaction. Dain Bosworth Incorporated acted as placement agent and financial advisor to Sheldahl.

Stated James E. Donaghy, Sheldahl's President and Chief Executive
Officer, "This financing gives Sheldahl increased financial strength as it develops its new Novacladr-based chip-carrier business serving the datacommunications (computing and telecommunications) market."

The conversion price, initially set at 110% of the market price of the company's common stock, is determined by using a formula based on Sheldahl's stock price at the time of conversion. The convertible preferred shares will accrue dividends at 5%, payable in cash or common stock. The investors also received three-year warrants to purchase up to 67,812 shares of the company's common stock at $27.65 per share. Sheldahl will file a registration statement for the necessary shares of common stock underlying the convertible preferred stock and warrants.

Sheldahl is a leading producer of high-density substrates, high-quality flexible printed circuitry, and flexible laminates, primarily for sale to the automotive electronics and datacommunications markets. The Company, which is headquartered in Northfield, Minnesota, has operations in Northfield; Longmont, Colorado; Britton and Aberdeen, South Dakota; and Detroit, Michigan. Sheldahl's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: SHEL. Sheldahl news and information can be found on the World Wide Web at http://www.sheldahl.com.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to, those set forth in the Company's annual report, 10K, 10Q, and other SEC filings.